FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated August 10, 2026

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:
inside information

In application of the Bank’s current shareholder remuneration policy, consisting of a total shareholder remuneration target of c. 50% of the Group’s underlying profit (excluding noncash and non-capital ratios), split approximately in equal parts in cash dividend payments and share buybacks, the board of directors has approved to implement a share repurchase programme for an amount equivalent to c. 25% of the Group’s underlying profit in the first half of 2026 (i.e. approximately 1,825 million euros). The appropriate regulatory authorization for the new programme has already been obtained and the programme will be executed as set out below.

EUR 1,825 million Buy-Back Programme

The Buy-Back Programme will be executed pursuant to the resolutions adopted by the general shareholders’ meeting held on 31 March 2023 and will have the following characteristics:

-         Purpose of the Buy-Back Programme: to reduce the Bank’s share capital through the redemption of the shares acquired under the Programme in the share capital reduction approved by the 2026 Annual Shareholders' Meeting under item 2ºC of the agenda.

-         Maximum investment: the Buy-Back Programme will have a maximum monetary amount of 1,825 million euros.

-         Maximum number of shares: The maximum number of shares that may be acquired pursuant to the Programme will depend on the average price at which they are acquired but will not exceed 1,468.931.950 shares. Assuming that the average purchase price at which shares are acquired pursuant to the Programme were 12.10 euros, the maximum number of shares that would be acquired would be c. 150.8 million (c. 1.026 % of the Bank’s share capital).

-         Other conditions: shares will be purchased at market price, subject to the following restrictions:

▪      The Bank may not purchase shares at a price higher than the greater of the following two: (a) the price of the last independent trade, or (b) the highest current independent purchase bid on the trading venue where the purchase is carried out.

▪      The Bank may not purchase on any trading day more than 25% of the average daily volume of the Bank’s shares on the trading venue on which the purchase is carried out. The average daily volume will be based on the average daily volume traded in the 20 business days preceding the date of each purchase.

-         Commencement of the Buy-Back Programme: Execution of the Share Buyback Programme will commence on the first trading day following the effective completion of the share buyback programme currently being executed by Goldman Sachs International (the “Current Programme”). If, as expected, the Current Programme completes on 21 August 2026, the Share Buyback Programme will commence on 24 August 2026. The commencement date may be brought forward or postponed depending on the effective completion date of the Current Programme. Should the expected dates for completion of the Current Programme and commencement of the Share Buyback Programme change, the Bank will update the market as soon as reasonably practicable by means of the corresponding “Inside Information” or “Other Relevant Information” announcement.

-         Indicative duration of the Buy-Back Programme: The indicative duration of the Share Buyback Programme is 98 trading days and thus, if it were to commence on 24 August 2026 its indicative end date would be 8 January 2027. However, the Bank reserves the right to terminate or suspend the Buy-Back Programme if, prior to its expiry date, the maximum monetary amount is reached or if any other circumstances so advise[1]. Any temporary suspension, resumption, modification or termination of the Buy-Back Programme will be disclosed to the market as soon as reasonably practicable in accordance with applicable law and regulation, by means of the appropriate “other relevant information” or “inside information” announcement, as applicable.

-         Execution of the Buy-Back Programme: the Programme will be executed by the team that, in accordance with the Bank’s treasury stock policy, is responsible for the execution of treasury shares transactions. Acquisitions under the Buy-Back Programme may be made in the Spanish Automated Quotation System (Mercado Continuo), as well as in Turquoise Europe, DXE Europe and Aquis Exchange Europe.

The interruption, termination or modification of the Buy-Back Programme will be duly communicated to the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores). Transactions under the Buy-Back Programme will be publicly disclosed within 7 daily market sessions following the date of their execution.

___________________

1 In the context of Banco Santander’s announcement on 30 July 2026 of its intention to launch an exchange offer to acquire the shares of Banco Santander (Brasil) S.A. that are not currently owned by Banco Santander,and in light of the fact that the consideration offered consists of Banco Santander shares, it may be necessary to temporarily suspend the Buy-Back Programme during the acceptance period of such exchange offer. In such event, or in any other circumstance requiring the interruption of the Buy-Back Programme, the Programme may be resumed once the relevant restriction or circumstance has ceased to apply, and its execution may be adjusted as appropriate in accordance with applicable legal and regulatory requirements.

The decision on the payment of the interim cash dividend against the 2026 results is expected to be submitted to the approval of the Board on September 29th, 2026. The implementation of the remainder of the shareholder remuneration policy for 2026 is subject to the appropriate corporate and regulatory approvals.
Boadilla del Monte (Madrid), 10 August 2026

IMPORTANT INFORMATION

Non-IFRS and alternative performance measures

Banco Santander, S.A. (“Santander”) cautions that this document may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods.

Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, other companies, including some in our industry, may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR.

For more details on APMs and non-IFRS measures, please see the 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 27 February 2026 (https://www.santander.com/content/dam/santander-com/es/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-2025-annual-20-f-2025-disponible-solo-en-ingles-es.pdf), except with respect to the information and the audited financial statements included therein and superseded by the information and the audited financial statements included in our Report on Form 6-K furnished to the SEC on 1 April 2026 relating to certain recast financial information as a result of certain changes to the presentation of the Group’s financial information (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-recast-of-certain-financial-information-and-related-disclosure-for-the-three-years-ended-31-december-2025-en.pdf), as well as the section “Alternative performance measures” of our second quarter financial report, which was published on 22 July 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results)

Forward-looking statements

Santander hereby warns that this document may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this document, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:

·       general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;

·       exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;

·       exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);

·       potential losses from early loan repayment, collateral depreciation or counterparty risk;

·       political instability in Spain, the UK, other European countries, Latin America and the US;

·       changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;

·       legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

·       acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;

 ·       reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities

·       climate-related conditions, regulations, targets and weather events;

·       uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law;

·       our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and

·       changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.

Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC: (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this document is based solely on information currently available to us and speaks only as of the date on which it is made.

Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.

Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

No offer or solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this document. By making this document available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in previous periods. Nothing mentioned in this document should be taken as a profit and loss forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	August 10, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance